[Cleary Gottlieb Steen & Hamilton LLP Letterhead]

December 5, 2005

Ms. Rolaine S. Bancroft, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Chipotle Mexican Grill Inc.
Registration Statement on Form S-1 (File No. 333-129221), filed with the Securities and Exchange Commission on October 24, 2005 (the "Registration Statement")

Dear Ms. Bancroft:

        Thank you for your comments on the above-captioned Registration Statement filed by Chipotle Mexican Grill, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission"). On behalf of the Company, we hereby transmit, via EDGAR, Amendment No. 1 to the Registration Statement ("Amendment No. 1") for filing with the Commission. Amendment No. 1 has been revised in response to the Staff's comments and to reflect certain other changes, such as the updating of interim financial information.

        Set forth below are the Company's responses to the comments contained in your letter dated November 22, 2005. The Staff's comments, reproduced in bold text, are followed by responses on behalf of the Company. The responses to the Staff's comments are provided in the order in which the comments were set out in your letter and are numbered correspondingly. Page references below in the Company's responses are to the page numbers in Amendment No. 1. Unless otherwise noted in this letter, the Company has supplied the information provided in response to each comment and is solely responsible for that information.

General

        1.     We note that your filing includes placeholders for certain information that will be included at a later date, such as information regarding the use of proceeds and beneficial ownership. Additionally, we note that several exhibits will be filed by amendment, including your restated articles of incorporation, services agreement with McDonald's, and your legal opinion. Please be advised that we may have additional comments once we have had an opportunity to review such information.

        The Company acknowledges the Staff's comment.

        2.     We note the usage of marketing language throughout the prospectus, particularly in the summary, MD&A and business sections such as: "when a chain isn't a chain"; "food with integrity"; "if you can't pronounce it, it's not in our food"; "act like you own the place"; "one burrito at a time"; "create something special"; "better food wins"; "if you have good food, people will come" and so on. We believe that these slogans do not create or enhance meaningful disclosure upon which investors will make an investment decision, are not consistent with plain English principles, and are inappropriate in a disclosure document. If these phrases are brand names, trademarks or slogans, please indicate as such. If not, please remove them from your disclosure.

        The Company acknowledges the Staff's comment and has reviewed and revised the disclosure throughout the prospectus in response to the Staff's comment. These revisions include, for example, deleting certain phrases and setting off other language with quotations (including in particular where the Company believes that the language in question is primarily part of its brand identity or describes its trade dress). The Company notes that certain of these phrases, including "food with integrity" and "fresh is not enough anymore" are registered trademarks and are identified as such both in the introduction on page i and in the section entitled "What We Do—Our Intellectual Property and

Trademarks." The Company respectfully advises the Staff that, while it recognizes that the prospectus is primarily intended as a disclosure document, the prospectus will in many cases serve as an investor's introduction to its business and operations and that, accordingly, the Company believes it is important to reflect in the prospectus the Company's distinctive and unconventional style and approach to business generally. The Company notes in this regard that its style and approach are key elements in its strategy, day-to-day operations and brand identity, and substantially influence the way the Company interacts with its employees and makes and sells its products. The style of the prospectus is intended to illustrate these important facets of the Company's operations.

        3.     Your disclosure is largely repetitive within the sections. Please revise throughout to provide clear and succinct disclosure regarding your business for investors. For example, store opening statistics are disclosed on page 3 and again on page 5 of the prospectus summary. Please see our comments below for guidance.

        The Company has revised disclosure throughout the prospectus in response to the Staff's comments 3, 7 and 24.

        4.     A number of subheadings in your prospectus do not clearly reflect the information that follows and in fact make the disclosure somewhat confusing. For example, on page 56, you use the subheading "Quality, not Quantity; Store Locations," but fail to explain why quantity is not important. In fact, throughout your prospectus you seem to repeat the fact that you have increased considerably the number of stores you have opened in recent years. Similarly, on page 58, you use the subheading "Partners, Not Vendors," however your disclosure does not explain why your suppliers are your partners and not your vendors. The subheadings "Sometimes It's the Whisper That's Heard: Advertising and Marketing" and "Psst, Over Here" on page 59 seem to suggest that you are not heavily engaged in advertising your products, however, your disclosure discusses recent television advertising, an increasing number of publications that discuss your products, as well as recent spots on "The Osbournes" and MTV's "The Real World" series. Please review your prospectus, particularly the section entitled "What We Do", and revise subheadings throughout as necessary to address this comment.

        The Company has reviewed the prospectus and has revised subheadings where it determined that those subheadings did not appropriately describe the information included in the relevant subsection. With respect to the specific examples given by the Staff, the Company has replaced the references to "Quality, not Quantity" and "Partners,' Not Vendors" with "Where You Can Find Us: Store Locations" and "Close Relationships With Vendors", respectively. With regard to the subheadings relating to advertising, however, the Company respectfully advises the Staff that, although the Company does engage in print and radio advertising, and has placed sponsorship advertisements on public television (but not on commercial broadcast or cable networks), it believes that its advertising expenditures are lower than many of its competitors. Furthermore, the discussions of the Company's products in the publications referenced in the prospectus were food reviews that were not paid for by the Company. The references to Chipotle appearances on "The Osbournes" and on MTV's "The Real World" series are examples of instances when the Company's products or stores were referred to, but the Company was not involved in the production of those shows. In addition, the Company refers the Staff to the prior response to comment 2 above, and notes that certain subheadings are intended to reflect the Company's distinctive and unconventional style and approach to its business.

Registration Statement Cover Page

        5.     Please list separately the shares of common stock that are offered by the selling shareholder as part of the offering and include those shares offered to cover over-allotments.

        The Company has revised the cover page of Amendment No. 1 in response to the Staff's comment. The Company notes that the number of shares to be offered by the selling shareholder has not been determined at this time, and that the allocation of shares to be offered by the Company and by the selling shareholder will be disclosed in a future amendment to the Registration Statement.

Explanatory Note

        6.     We note that you refer investors to your website to view your product advertisements. It is unclear how you intend for investors to use this information. In general, we do not believe that you should use your prospectus to market your products. Rather, it should provide investors with the information necessary to make an investment decision in your securities. It is not clear how your print, radio and television product ads are useful in this regard. Please remove these references and the text in Annex A.

        The Company respectfully requests that the Staff reconsider its suggestion that the Company delete the information included in Annex A. The Company believes that the information provided therein is part of what an investor should consider in making an investment decision. The Company notes, for example, that this information would better enable an investor to understand how the Company positions its brand and how it communicates with potential customers, particularly given the importance the Company places on its distinctive and unconventional style and approach both to advertising and marketing and its operations more generally. As noted in the prospectus, the Company believes that "word of mouth" has been the most important way that new customers learn about its food, and these sample advertisements will help investors understand the reason for this.

Prospectus summary, page 1

        7.     We note that your summary, in large part, repeats the information contained in the MD&A and the "What We Do" section. The summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. Carefully consider and identify those aspects of the offering that are the most significant. Please refer to Instruction to 503(a) of Regulation S-K.

        The Company has revised disclosure throughout the prospectus in response to the Staff's comments 3, 7 and 24.

When a Chain Isn't a Chain, page 1

        8.     Please refer to the second paragraph. Please revise to discuss financial results from 2003. Also please disclose your net income or loss from the corresponding periods.

        The Company has revised the disclosure on page 1 of the prospectus in response to the Staff's comment.

Share Conversion, page 5

        9.     We do not understand how McDonald's will come to own the class A common stock it is offering with this prospectus. It seems that your common stock and preferred stock currently outstanding will automatically convert to class B stock in connection with this offering. We also note your disclosure on the bottom of page 19 that McDonald's will own no shares of class A stock upon completion of this offering. Please revise to provide a summary here. Accordingly, please revise your "Description of Capital Stock" section to provide detailed disclosure of the material transactions related to this offering.

        The Company respectfully advises the Staff that the Company will reclassify all of its outstanding common stock and preferred stock in connection with the offering. As a result of that reclassification, all outstanding shares of common stock and preferred stock held by McDonald's will be reclassified as shares of class B common stock. As disclosed in the Registration Statement, one of the features of the class B common stock under the Company's certificate of incorporation, as it will be amended on the closing date of the offering, will be that any holder of shares of class B common stock, including McDonald's, will have the right to convert those shares at any time to shares of class A common stock at any time prior to a tax-free distribution of such shares. In addition, under the amended certificate of incorporation, shares of class B stock will be transferable only to McDonald's or its subsidiaries, and any other transfer of such shares will result in the automatic conversion of those shares to shares of class A common stock without action by the transferor or transferee. Accordingly, although all shares that McDonald's will receive in connection with the reclassification will be shares of class B common stock, any shares that investors will receive from McDonald's will be shares of class A common stock. The Company has revised the disclosure on page 4 of the prospectus in response to the Staff's comment to provide a summary of these matters, and has revised the disclosure in the section entitled "Description of Capital Stock" to provide additional disclosure relating to these matters.

        10.   Furthermore, please briefly describe the "certain changes" you will make to your charter documents, or provide a reference where the material changes are discussed in more detail.

        In response to the Staff's comment, the Company has revised the disclosure on page 4 to clarify that it will substantially amend its organizational documents and that the descriptions of the terms of those documents in the prospectus reflect the terms as they will exist following the reclassification and those amendments.

        11.   If you plan to effect a stock split before the closing of this offering, please revise your historical earnings per share computations for all periods presented to give retroactive effect to the stock split. Refer to the requirements of paragraph 54 of SFAS No. 128 and SAB Topic 4:C.

        The Company acknowledges the Staff's comment and informs the Staff that the Company will revise the historical earnings per share computations for all periods presented on pages 7, 29, and elsewhere to give retroactive effect to the reclassification (which will involve a reverse stock split) in response to the Staff's comment. However, the Company respectfully advises the Staff that it has not yet determined the reclassification ratio and, accordingly, has not included revised per-share financial information in Amendment No. 1.

        12.   We note from the disclosure on pages 5 and 6 that the shares to be issued in connection with your public offering will consist of Class A shares with one vote per share while your currently outstanding common and preferred shares will convert into Class B shares which will have a greater number of votes. Please revise the notes to your financial statements to include a footnote disclosing the voting rights associated with each category of outstanding shares following the completion of your planned public offering. Refer to the requirements of paragraph 4 of SFAS No.129. Also, if McDonald's will continue to exercise control or significant influence over the Company's operations following the completion of the offering due to their ownership of your Class B common shares as the disclosure in the last paragraph on page 19 appears to indicate, please revise the notes to your financial statements to include disclosure of this relationship. Refer to the requirements of paragraph 2 of SFAS No. 57.

        The Company has revised its disclosure on page F-7 of the prospectus in response to the Staff's comment.

Risk Factors, page 10

Risks Related to Our Business and Industry, page 10
As we increase our independence form McDonald's, page 10

        13.   To the extent material, please quantify the pricing benefit or the amount of discounts you receive due to your relationship with McDonald's so investors can better understand this risk. Accordingly, please revise your disclosure under "Benefits of the McDonald's Relationship" on page 78.

        The Company has revised the disclosure on pages 10 – 11 of the prospectus in response to the Staff's comment. While the Company believes that it does receive pricing benefits, the Company respectfully advises the Staff that it is unable to quantify with greater specificity any potential increases in its expenses resulting from its increasing independence from McDonald's, given that the Company currently continues to benefit from its relationship with McDonald's, has not begun to negotiate new or amended contracts with its suppliers and service providers, and has no basis upon which to judge whether the Company would be required to pay higher prices for supplies or services. For example, based on recent discussions regarding 401(k) administrative costs, the Company currently anticipates little, if any, change upon becoming more independent of McDonald's.

        14.   Furthermore, please disclose whether you believe it is likely that McDonald's will own less than 80% or 50% of your outstanding common stock subsequent to this offering. If it is likely that either of these thresholds will be triggered, please elaborate on the increase in expenses that you anticipate, quantifying them wherever possible.

        The Company has revised the disclosure on page 10 of the prospectus in response to the Staff's comment. The Company supplementally advises the Staff that McDonald's will retain in excess of 80% of the combined voting power of the Company's outstanding stock following the offering.

Our growth rate depends primarily on our ability to open new stores, page 11

        15.   It appears from your disclosure that you manage the construction and development cost of the new stores, which you then lease. We also note from the disclosure in note 1 under the heading "Rent" on page F-11 that rent expense for the period prior to store opening is capitalized and included in leasehold improvements in the consolidated balance sheet. In this regard, please explain to us the facts and circumstances that you consider in concluding that this rent expense should be capitalized. Also, if you are involved in the construction of the new stores, please fully and clearly explain to us the nature of your involvement and your accounting treatment associated with the construction of a build-to-suit real estate project that is to be leased to you when completed. We may have further comment upon receipt of your response.

        The Company supplementally advises the Staff that the Company believes rent expense incurred during the construction period is eligible for capitalization under several concepts within GAAP, has been a common practice in the industry for years and has been the Company's practice since 2000. Statement of Financial Accounting Concepts No. 6 defines "assets" as probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events. As discussed on page 329 of the 2005 Wiley GAAP Interpretation and Application of GAAP, a common interpretation of this definition is to view the recorded cost of a fixed asset as including "any reasonable cost involved in bringing the asset to the buyer and incurred prior to using the asset in actual production. Examples include sales taxes, finders' fees, freight costs, installation costs, breaking-in costs and setup costs." Based on the future benefit associated with rent costs incurred in preparing the facility for actual production as described above, the Company has historically capitalized these costs. The Company respectfully advises the Staff that the Company will begin complying with FSP 13-1 beginning on January 1, 2006 and expects it to impact the Company's 2006 results as disclosed in Note 2 to the financial statements included in the prospectus.

        With regard to the construction of new stores, the Company respectfully advises the Staff that the Company is not involved in the site shell construction of a large majority of these stores. Instead, the Company's construction is usually related to leasehold improvements. In those rare circumstances where the Company has had a build-to-suit arrangement, the Company applied EITF 97-10 and SFAS 98 and generally reflected the asset in question on its books (i.e., the Company does not apply sale-leaseback accounting treatment). The Company respectfully refers the Staff to the last paragraph of note 9 on page F-20 in this regard.

Risks Relating to Our Affiliation with McDonald's, page 19

        16.   We note your disclosure regarding corporate opportunities on page 80. Please create a separate risk factor to discuss this risk for investors.

        The Company has revised the disclosure on page 21 of the prospectus by adding a new risk factor in response to the Staff's comment.

Risks Relating to Ownership of Our Class A Common Stock, page 21

        17.   On page 81 we note that class A common stock has fewer votes per share than class B common stock. Please create a risk factor to discuss this risk to class A common stock holders. Please address any risk associated with the conversion feature of class B to class A common stock.

        The Company has revised the disclosure on page 23 of the prospectus by adding a new risk factor in response to the Staff's comment.

Use of Proceeds, page 24

        18.   Please give the current percentage rate of interest applicable to the revolving line of credit whose balance you will repay with the proceeds of this offering.

        The Company has revised the disclosure on page 26 of the prospectus in response to the Staff's comment.

Dilution, page 26

        19.   The comparative table at the bottom of page 26 should reflect shares that officers, directors and affiliates have a right to acquire, as well as shares currently outstanding. Please include any shares subject to options that are outstanding or that are to be granted effective upon consummation of the offering to officers, directors and affiliates in this table. Current disclosure suggests that you intend to omit all shares subject to options from the comparison.

        The Company has revised the prospectus on page 28 in response to the Staff's comment.

MD&A, page 29

Comp Stores Sales Growth, page 31

        20.   This section emphasizes strong historical comp stores sales growth, but does not address the apparent downward trend in the rate of growth. Please address why you believe the rate of growth has declined from 24.4% in 2003 to 13.3% in 2004 to 7.1% in the first six months of 2005. If you believe that this trend is likely to continue in the future, please [describe] its anticipated impact, if material, on your financial condition, liquidity and results of operations.

        The Company has revised the disclosure on page 33 of the prospectus in response to the Staff's comment to further clarify that the reasons that comp store sales have represented a smaller portion of the growth in the Company's total restaurant sales are the same reasons that growth in average store sales is also slowing. The Company further notes that this trend is also described in the Registration Statement in the risk factors on page 12 in the risk entitled "New stores, once opened, may not be profitable, and the increases in average store sales and comp store sales that we've experienced in the past may not be indicative of future results." The Company has also added a cross-reference to that risk factor. While the Company believes as stated in the prospectus that comp store sales likely will not continue to increase at the rates achieved over the past several years, it does not believe that it has sufficient knowledge of future events to determine the impact of that slowing increase and whether it is likely to be material to the Company's financial condition, liquidity or results of operations.

Food, Beverage and Packaging Costs, page 32

        21.   Please refer to the first full paragraph on page 33. Please expand your disclosure to explain what you mean by "a mix of forward, fixed and formula pricing protocols."

        The Company has revised the disclosure on page 35 of the prospectus in response to the Staff's comment. The Company also respectfully advises the Staff that the pricing protocols are normal purchase protocols (not financial instruments or derivatives) for the purchase of products that will be sold / used by the Company in the normal course of business. None of the pricing protocols contain net settlement provisions.

Liquidity and Capital Expenditures, page 46

        22.   We note that you are currently negotiating a revolving credit facility. Please tell us if you expect to close on this facility concurrent with this offering. If so, please note that you may need to revise the prospectus to disclose the terms of the facility as well as include a discussion of any material debt covenants and associated material risks.

        The Company acknowledges the Staff's comment and supplementally advises the Staff that it expects to enter into the new facility prior to or concurrent with this offering, but has not yet finalized the terms of the facility.

Off-Balance Sheet Arrangements, page 47

        23.   Please include a discussion of your potential obligation to purchase your franchisees operations in the event that McDonald's ceases to own a majority of your outstanding voting stock.

        The Company respectfully advises the Staff that the Company is not contractually or otherwise obligated to purchase its franchisees' operations should McDonald's ever cease to own a majority of the Company's outstanding stock.

What We Do, page 49

        24.   We note your disclosure repeats similar information within the same section. For instance, store opening statistics are discussed on page 51, again on page 52, and in more detail on page 56. Your food is described beginning on page 49 and again on page 56. We suggest revising this section to clearly and succinctly describe your business in a categorized format so that investors can better understand your business.

        The Company has revised disclosure throughout the prospectus in response to the Staff's comments 3, 7 and 24. In response to comment 25, the Company respectfully notes that some repetition of disclosure is inevitable, in that some aspects of the Company's business are necessarily described separately in its discussion of business strengths ("—What We Do Really Well"), its strategy ("—Where We Go From Here") and its operations.

        25.   Furthermore, we note in this section that you describe your future business plans of operation. Please revise to clearly distinguish your current business from your future plans.

        The Company respectfully advises the Staff that its current business and future plans are closely intertwined. The Company's future plans are, in short, to continue doing what it has been doing in recent years: focusing on making great food that appeals to customers, in keeping with the principles embodied in its "food with integrity" initiative, while opening new restaurants in what it believes are attractive locations. The Company believes that it has appropriately described its strategy and future plans in the section entitled "What We Do—Where We Go From Here," which clearly identifies that discussion as the Company's plans for future growth.

Our Industry, page 53

        26.   It seems that under this subheading you also discuss the development of your business. We could not locate disclosure describing the year the company was organized and its form of organization. Please revise or advise. Also, please describe any material developments in your business over the past five years or for earlier periods if material to the understanding of your business. For instance, please disclose when and how McDonald's became involved in the development of your business. Refer to Item 101(a)(1) of Regulation S-K.

        The Company has revised the disclosure on page 5 of the prospectus in response to the Staff's comment to provide details about the Company's organization. With regard to the Staff's comment to revise the prospectus to describe material developments over the past five years (or for earlier periods if material to an understanding of the Company's business), the Company respectfully advises the Staff that, in its view, there have been no material developments in its business over the past five years or during earlier periods that are material to the understanding of its business that are not already described in the prospectus. In particular, the Company believes that the effects of its current relationship with McDonald's is described in significant detail, particularly in the sections entitled "Risk Factors" and "Certain Relationships and Related Party Transactions" and that, since the Company has been a subsidiary of McDonald's for almost eight years (since 1998), the events that led to its initial inception as a subsidiary are not relevant to understanding the Company's business.

The Good, the Bad and the Ugly: Competition, page 60

        27.   If a small number of competitors is dominant in the fast-casual segment of your industry, please identify them here. We also think that providing examples of other well-known participants in this industry segment, if any are dominant, may help investors better understand what a fast-casual restaurant is and how it is distinguished from traditional fast-food restaurants. We note as well that this industry segment is relatively new.

        The Company respectfully advises the Staff that it believes the fast-casual segment of the restaurant industry is fragmented, with a substantial number of restaurant chains competing in the segment. According to the 2005 Technomic Top 500 Chain Restaurant Report, 47 of the 500 largest restaurant chains in 2004 were fast-casual restaurants, with the top 20 chains in the segment representing approximately 81% of 2004 segment sales (of which approximately 17% represented sales by the largest chain, Panera Bread). The Company does not believe that naming these chains would help investors better understand what a fast-casual restaurant is. The Company further notes that, as disclosed under "What We Do—Our Industry," it also competes against a number of other restaurants both in the quick-service and casual-dining segments in addition to the fast-casual segment, and that sales from the fast-casual segment represented only 2.3% of 2004 restaurant industry sales. Accordingly, the Company does not believe that identifying any particular participants in the industry would be helpful to investors. The Company further advises the Staff that fast-casual restaurants are generally grouped together because they share many of the common characteristics described in the prospectus under "What We Do—Our Industry." The Company believes the disclosure in that subsection should provide sufficient information to investors for them to understand the difference between fast-casual restaurants (like Chipotle) and quick-service restaurants (like McDonald's). The Company has also amended the disclosure on page 62 of the prospectus to include an additional cross-reference to that industry-related disclosure, as well as a cross-reference to the additional disclosure about the risks relating to competition described in the "Risk Factors" section of the prospectus.

Management, page 64

Directors and Executive Officers, page 64

        28.   Please revise your disclosure to state the term of office of each director and the period served. Please refer to Item 401(a) of Regulation S-K.

        The Company has revised the disclosure on pages 66 – 67 of the prospectus in response to the Staff's comment, and notes that the disclosure under the heading "Management—Board Structure" specifies both the length of the terms of office for the directors both before and following the offering.

Summary Compensation Table, page 67

        29.   Please revise your LTIP column to indicate that you are presenting a dollar amount.

        The Company has revised the table on page 69 of the prospectus in response to the Staff's comment.

SAR Grants in Last Fiscal Year, page 68

        30.   Please revise to disclose the per-share exercise or base price of the options or SARs granted. Please refer to Item 401(c)(2)(iv) of Regulation S-K and Instructions to Item 402(c).

        The Company has revised the disclosure on page 70 of the prospectus in response to the Staff's comment. The Company supplementally notes that, in connection with the reclassification of the Company's outstanding share capital, that the per-share exercise price or base price of its options and SARs will be adjusted proportionally.

Description of Equity Compensation Plans, Page 70
Chipotle Executive Stock Option Plan, page 70

        31.   We note your last paragraph of this section on page 71. Please revise to clarify whether recipients under the Option Plan will be eligible to receive class A or class B common stock. Accordingly, please clarify under "Chipotle 2006 Stock Incentive Compensation Plan."

        The Company has revised the disclosure on page 73 of the prospectus in response to the Staff's comment.

Principal and Selling Shareholders, page 75

        32.   Please revise your table to show the class A common stock offered as well as the number and percentage of shares of class A common stock beneficially owned assuming full exercise of the over-allotment option.

        The Company has revised the table and the disclosure on page 77 of the prospectus in response to the Staff's comment. The Company respectfully notes that, for clarity of presentation, it has presented the effect of full exercise of the over-allotment option in a footnote to the table rather than in the body of the table.

Description of Capital Stock, page 81

        33.   Please delete the sentence qualifying your disclosure by reference to Delaware law. You may qualify disclosure inside the prospectus by reference to information outside the prospectus only to the extent permitted by Rule 411(a).

        The Company has revised the disclosure on page 84 of the prospectus in response to the Staff's comment.

Underwriting, page 88

        34.   We note that one or more of the underwriters may distribute prospectuses electronically. Please supplementally confirm that their procedures have been cleared with us. Any electronic offer, sale or distribution should also be reflected in this section. If you become aware of any member of the underlying syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response.

        The following response reflects the practices of the lead underwriters prior to December 1, 2005. If these practices change in connection with the securities offering reforms that became effective on December 1, 2005, the Company will update its response to this comment.

        The Company has revised the disclosure on page 93 of the prospectus in response to the Staff's comment. The lead underwriters have informed the Company that (except in connection with the directed share program as described in response to the Staff's comment 36) they do not intend to use any means of distributing or delivering the prospectus included in the registration statement other than by hand or by mail, or to use any forms of prospectus other than printed prospectuses. As a convenience to certain customers to whom a hard copy of a prospectus has been or will be sent, certain underwriters may send an electronic copy of a prospectus in pdf format. The preliminary prospectus may also be made available in connection with internet roadshows as discussed below in response to the Staff's comment 35. In addition, one or more underwriters may make the prospectus available in electronic format on the websites maintained by such underwriters. The final composition of the underwriting syndicate and the allocation of shares will not be known until after the registration statement is declared effective. Accordingly, the Company will be unable to supplement this response prior to the occurrence of any electronic offers, sales or distributions by syndicate members. However, each member of the syndicate for this offering will be an established firm, a registered broker/dealer and an NASD member. As a registered broker/dealer and an NASD member, each underwriter will be required to comply with all applicable SEC and NASD rules.

        35.   Please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website and describe the material terms of the agreement. Provide us also with copies of any information concerning your company or prospectus that may have appeared on their website.

        The Company respectfully advises the Staff that neither the Company nor any of the underwriters has any arrangements with a third party to host or access the preliminary prospectus on the internet, other than in connection with plans to conduct an internet roadshow through Yahoo! Inc. (www.netroadshow.com). While Morgan Stanley has contracted with this service provider to conduct an internet roadshow, the purpose of this contract is not specifically to host or access the preliminary prospectus. The primary purpose of the internet roadshow is to provide access to the roadshow to retail investors and to institutional investors who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus, identical to the copy filed with the SEC and distributed to live attendees, is required to, and will, be made available on the website. Yahoo! Inc. has informed the underwriters that they conduct internet roadshows in accordance with the Private Financial Network No-Action Letter, received from the SEC on March 12, 1997, and subsequent SEC no-action letters with respect to virtual roadshows. Morgan Stanley has previously provided to the Staff copies of its agreement with Yahoo! Inc.

Directed Share Program, page 90

        36.   We note you will have a directed share program. Please provide us with all materials that you will provide to potential purchasers of any shares in the directed share program. Also, please tell us whether those shares will be subject to lock-up.

        The materials that will be provided to potential purchasers of shares in the directed share program are in the process of being revised in light of the securities offering reforms that were adopted by the SEC and that went into effect on December 1, 2005 and will be provided to the Staff when available. The Company supplementally advises the Staff that the participants in the directed share program will be required to agree not to sell, transfer, assign, pledge or hypothecate shares acquired through the directed share program for a period of 180 days after purchasing the shares.

Where You Can Find More Information, page 91

        37.   Please note that the SEC address is now 100 F Street, NE, Washington, DC 20549.

        The Company has revised the disclosure on page 95 of the prospectus in response to the Staff's comment.

Consolidated Balance Sheet, page F-3

        38.   We note from the disclosures provided in your Prospectus Summary under the heading "Share Conversion" on page 5 and elsewhere in the registration statement that your capitalization and outstanding common shares will change significantly in connection with the planned offering due to the conversion of your outstanding common stock and shares of your outstanding preferred stock into shares of class B common stock, and due to a stock split that you plan to complete in connection with this offering. Given these significant changes in capitalization and outstanding shares, please revise to include a pro forma balance sheet alongside your historical balance sheet giving effect to these changes in capitalization that will occur in connection with the offering. Also, revise to disclose pro forma earnings per share for the latest fiscal year and any subsequent interim period presented giving effect to these changes in capitalization. Your Summary Consolidated Financial Data on page 7 and your Selected Consolidated Financial Data on page 27 should also be revised to include disclosure of your pro forma earnings per share for the latest fiscal year and subsequent interim period presented.

        The Company has revised the disclosure on pages 7, 29 and F-3 of the prospectus in response to the Staff's comment. The Company notes that the number of shares to be issued in the offering and the reclassification have not been determined at this time and, accordingly, has not included the pro forma balance sheet and earnings per share amounts in Amendment No. 1.

Consolidated Statement of Cash Flows, page F-6

        39.   Please revise to reflect changes in cash overdrafts as a cash flow from financing activities. Refer to the guidance outlined in TPA 1300.15.

        The Company has revised the disclosure on page F-6 of the prospectus in response to the Staff's comment.

Note 1. Description of Business and Summary of Significant Accounting Policies Equity-Based Compensation Plan, page F-10

        40.   Please add the disclosure required by paragraph 84(b) of SFAS No. 123(R).

        The Company has revised the disclosure on pages F-10 and F-17 – F-18 of the prospectus in response to the Staff's comment to include the disclosures required by paragraph 84(b) of SFAS No. 123(R).

Note 4. Income Taxes, page F-12

        41.   We note from your balance sheet that your current and long-term deferred tax asset at June 30, 2005 increased significantly in comparison to the balance at December 31, 2004. We also note from your statement of operation that your benefit for income taxes increased by approximately $14.9 million. Considering the significance of these increases, please provide all disclosures, required by paragraph 43-49 of SFAS No. 109, as applicable, for the six month ended period June 30, 2005. Additionally, please include the disclosures related to all significant components which make up your aggregate income tax expense / benefit for the fiscal year ended December 31, 2002, 2003 and 2004 as required by paragraph 45 of SFAS No. 109.

        The Company has revised the disclosure on pages F-13 – F-16 of the prospectus in response to the Staff's comment.

Note 5. Shareholders' Equity, page F-14

        42.   We note from your disclosure that your Series B convertible preferred stock is convertible into common stock based on the original purchase price of such series divided by the conversion price at the option of the holder or upon an initial public offering of the Company meeting certain conditions. We also note that your Series C and D junior convertible preferred stock have similar terms to those described above for the Series B convertible preferred stock, except for the liquidation preferences which are subordinate to the Series B convertible preferred stock. In this regard, please expand your disclosure to include for each series of preferred stock the issuance date, original purchase price and the associated conversion price. Additionally, tell us and disclose whether your Series B, C and D convertible preferred shares provided for a beneficial conversion feature at the time they were issued under EITF 98-5, and explain to us and disclose in your financial statements your accounting treatment with respect to any beneficial conversion feature.

        The Company has revised the disclosure on pages F-16 – F-17 of the prospectus in response to the Staff's comment.

Note 6. Stock Based Compensation, page F-15

        43.   For each type of fully vested share options (or share units) and share options expected to vest at the date of the latest statement of financial position, please provide in your financial statements the disclosures required by paragraph A240(d) of SFAS 123(R). Additionally, disclose for each type of share options (or share units) the compensation cost recognized for the period ended June 30, 2005 and the requisite service period used in determining your compensation cost from share-based payment arrangements. Also, tell us and disclose the facts and circumstances used in estimating the requisite service period for each award. Furthermore, reconcile the above associated compensation cost for each type of share options (o[r] share units) to the amount disclosed in your statement of cash flow for the six months ended June 30, 2005 under the heading "stock based compensation." Finally, please provide the disclosures required by paragraph A240 (e) of SFAS 123(R).

        The Company has revised the disclosure on pages F-10 – F-11 and F-18 of the prospectus in response to the Staff's comment to include disclosures required by paragraphs A240(d) and (e) of

SFAS 123(R) as well as the compensation costs recognized during the nine months ended September 30, 2005. The Company respectfully advises the Staff that it used the vesting period for the stock units (three years of continuous employee service) as the requisite service period, which service period was explicitly stated in the terms of each award.

        The Company supplementally advises the Staff that the following amounts, as disclosed in the notes on F-10 – F-11 and F-18 of the Company's financial statements, comprise the amount in the consolidated statement of cash flows of non-cash stock based compensation for the nine months ended September 30, 2005:

Stock options	$260,000
Stock appreciation rights	321,000
Stock grant	912,000

Total	$1,493,000

        44.   We note from your disclosure that on February 2, 2001, stock option grants from McDonald's Plan were issued to certain employees of the Company. You state that the company has agreed to pay McDonald's $2.4 million for its cost of participating in McDonald's Plan which was expensed equally over the four-year vesting period. In this regard, if the intrinsic value or the fair market value of the stock options granted from McDonald's Plan was greater than the amount to be paid to McDonalds, tell us your accounting treatment associated with the excess amount not recognized as an expense. See SAB Topic 1:B Question 2 for additional guidance.

        The Company supplementally advises the Staff that the McDonald's options were granted with exercise prices equal to the fair market value of the underlying stock on the date of grant and therefore had no intrinsic value on the date of grant. Prior to adoption of FAS 123(R) in the first quarter of 2005, McDonald's and the Company followed the intrinsic value method prescribed by APB No. 25 and not the fair value method under SFAS No. 123. Accordingly, the Company did not reflect, and was not required to reflect, the fair value of the options related to the 2001 McDonald's option grant in its financial statements.

        The Company did, however, reflect the amount charged to the Company by McDonald's for such options. The $2.4 million recognized as an expense reflects the carrying costs related to McDonald's funding the program through share repurchases as well as related administrative costs; such amount was not intended to reflect the fair value or the intrinsic value of the options.

        45.   Please tell us and clarify in the notes to your financial statements how you calculate or measure compensation expense associated with the stock appreciation rights on 501,300 common shares granted during 2004. Also, please explain how these awards are classified in the Company's financial statements and explain why you believe the treatment used is appropriate. In addition, we note from the disclosure in footnote 2 to the table on page 68 that the stock appreciation rights will convert into options to purchase Class A shares of common stock in connection with your public offering. Please tell us whether you will recognize compensation expense in connection with this conversion and explain how any expense to be recognized will be determined. We may have further comment upon review of your response.

        The Company has revised the disclosure on pages F-10 – F-11 and F-18 in response to the Staff's comment. The Company respectfully advises the Staff that the Company accounted for the 2004 SAR grant in 2004 as a liability using the intrinsic value method remeasured at each reporting period. The Company classifies the SARs as a liability since they were expected, when granted, to be cash settled and includes the SAR liability in "Other liabilities" in its consolidated balance sheet. In 2005, the Company adopted SFAS 123(R) and began recording the SARs at fair value, which is remeasured at each reporting period, and recognizes the compensation expense over the vesting period.

        The Company respectfully advises the Staff that it intends to convert the SARs into stock options and will then account for the modification as the grant of an equity award in settlement of a liability. The Company will compare the fair market value of the instrument immediately before the modification to the fair market value of the modified award and recognize any incremental compensation cost. The Company would account for the modified award as an equity award going forward.

Note 8. Related-Party Transactions, page F-16

        46.   Reference is made to your first and third paragraph in note 8, where you disclose information associated with your line of credit with McDonald's and the charges related to McDonald's reflected in your statement of operations. Considering that McDonald's is your majority stockholder and that the line of credit and the charges reflected in your statement of operations are material to your financial statements, (along with the disclosures presented for the year ended December 31, 2002, 2003 and 2004) please also provide similar disclosures for the six month period ended June 30, 2005 for these related party transactions. See paragraph 2 of SFAS No. 57 for guidance.

        The Company has revised the disclosure on page F-19 of the prospectus in response to the Staff's comment.

Note 12. Quarterly Financial Data, page F-19

        47.   Revise to disclose quarterly financial data for the quarters ended March 31, 2005 and June 30, 2005. Also, please disclose the nature and amount of any unusual or infrequently occurring items that materially impacted your results of operations for the quarterly periods presented. Refer to the requirements of Item 302(a) of Regulation S-K.

        The Company has revised the disclosure on page F-22 of the prospectus in response to the Staff's comment.

Note 13. Subsequent Events, page F-19

        48.   Please disclose in the notes to the financial statements and MD&A the nature and significant terms of the services agreement and any other agreements to be entered into with McDonald's in connection with your planned public offering. Your MD&A should also include a discussion of how these agreements are expected to impact your future results of operations.

        The Company has revised the disclosure on page 49 of the prospectus, subject to finalization of the Services Agreement, in response to the Staff's comment, and advises the Staff that the Company will modify the notes to the financial statements accordingly upon execution of the agreement. The Company also advises the Staff that no other agreements are expected to be entered into with McDonald's in connection with the planned public offering.

Part II

Item 15

        49.   Please confirm that you have disclosed the information required by Item 701 of Regulation S-K for the past three years. We note from your financial statements that sometime between 2001 and 2002 you issued 11,022,044 shares of common stock.

        Item 701 of Regulation S-K requires "information as to all securities sold by the registrant within the past three years," which the Company understands to be the three-year period prior to the date on which the Registration Statement or relevant amendment is filed. The Company confirms that it has disclosed that information, and that the shares issued in 2002 were issued in April of that year.

        50.   We note that your May 2005 transaction did not involve cash as consideration. Please revise your disclosure to state the value of the shares issued. Please refer to Item 701(c) of Regulation S-K.

        The Company has revised the disclosure on page II-2 of the prospectus in response to the Staff's comment.

Exhibit 23.1

        51.   Please provide a currently dated consent of the independent registered public accounting firm in any future amendments to the registration statement.

        The Company has filed a currently dated consent of the independent registered public accounting firm with Amendment No. 1 and acknowledges the Staff's comment with respect to future amendments.

Other

        52.   Please update your financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X.

        The Company has revised the disclosure throughout the prospectus in response to the Staff's comment.

        53.   We remind you that as stated in Securities Act Release No. 5180, a registrant is "in registration" at least from the time an issuer reaches an understanding with a broker-dealer to the period of 25-40 days during which dealers must deliver a prospectus. Interviews conducted by the registrant's principals during this period may raise Section 5 concerns since they may be selling material. Any selling material outside the statutory prospectus violates the Securities Act unless a final prospectus is delivered prior to or simultaneously with that additional selling material. Please acknowledge the staff's position in your response.

        The Company acknowledges the Staff's position.

* * * * *

        Please direct any comments or questions regarding this filing to Janet L. Fisher at (212) 225-2472 or James Small at (212) 225-2015.

Very truly yours,

Janet L. Fisher

Enclosure

cc:
John R. Hartung
(Chipotle Mexican Grill, Inc.)